SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1 )*

HANSEN MEDICAL, INC.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

411307 10 1

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 411307 10 1

1.	Name of Reporting Person De Novo Ventures II, L.P.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 1,224,145 (2)

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 1,224,145 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,224,145 (2)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 4.86% (3)

12.	Type of Reporting Person PN

(1) This Schedule 13G is filed by De Novo Ventures II, L.P. and De Novo Management II, L.L.C. (collectively, the “De Novo Entities”).  The De Novo Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Represents 1,224,145 shares held by De Novo Ventures II, L.P.  De Novo Management II, L.L.C. is the sole general partner of De Novo Ventures II, L.P.

(3)  This percentage is calculated based upon 25,187,949 shares of the Issuer’s common stock outstanding (as of October 28, 2008), as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on November 5, 2008.

CUSIP No. 411307 10 1

1.	Name of Reporting Person De Novo Ventures II, L.L.C.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 1,224,145 (2)

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 1,224,145 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,224,145 (2)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 4.86% (3)

12.	Type of Reporting Person OO

(1) This Schedule 13G is filed by De Novo Ventures II, L.P. and De Novo Management II, L.L.C. (collectively, the “De Novo Entities”).  The De Novo Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Represents 1,224,145 shares held by De Novo Ventures II, L.P.  De Novo Management II, L.L.C. is the sole general partner of De Novo Ventures II, L.P.

(3)  This percentage is calculated based upon 25,187,949 shares of the Issuer’s common stock outstanding (as of October 28, 2008), as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on November 5, 2008.

CUSIP No. 411307 10 1

Item 1(a)	Name of Issuer: Hansen Medical, Inc.
1(b)	Address of Issuer’s Principal Executive Offices: 800 East Middlefield Rd. Mountain View, CA 94043

Item 2(a)	Names of Person Filing: De Novo Ventures II, L.P. De Novo Management II, L.L.C.
2(b)	Address of Principal Business Office or, if none, Residence: 400 Hamilton Avenue, Suite 300 Palo Alto, CA 94301
2(c)	Citizenship: De Novo Ventures II, L.P. is a limited partnership organized in the State of Delaware. De Novo Management II, L.L.C. is a limited liability company organized in the State of Delaware.
2(d)	Title of Class of Securities: Common stock, par value $0.0001 per share
2(e)	CUSIP Number: 411307 10 1

Item 3	Not applicable.

Item 4	Ownership:

De Novo Entities	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
De Novo Ventures II, L.P.	1,224,145	0	1,224,145	0	1,224,145	1,224,145	4.86%
De Novo Management II, L.L.C.	0	0	1,224,145	0	1,224,145	1,224,145	4.86%

Item 5

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:
Not Applicable.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

February 10, 2009	DE NOVO VENTURES II, L.P.

	BY:	DE NOVO MANAGEMENT II, L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Cathy Minshall
Cathy Minshall
Chief Financial Officer

February 10, 2009	DE NOVO MANAGEMENT II, L.L.C.

	By:	/s/ Cathy Minshall
Cathy Minshall
Chief Financial Officer